Exhibit 99.1

Allot Communications Ltd. Announces
the 2007 Annual Meeting of Shareholders

Hod Hasharon, Israel, July 10, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leading provider of deep packet inspection (DPI) technology for service optimization, today announced that the 2007 annual meeting of its shareholders (the “Annual Meeting”) will be held on Wednesday, August 15, 2007, at 5:00 p.m. Israel time, at the offices of Allot at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.	To elect Mr. Yossi Sela as a Class I director to serve for a three-year term in accordance with Allot’s Articles of Association.

2.	To elect Mr. Steven D. Levy to serve as an outside director of Allot for a three-year term in accordance with the requirements of the Israeli Companies Law – 1999.

3.	To approve the terms of Mr. Steven D. Levy’s service, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation.

4.	To approve an amendment to the compensation plan of Mr. Rami Hadar, President and Chief Executive Officer of Allot and a member of the board of directors.

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ended December 31, 2007 and until the 2008 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of Allot for the year ended December 31, 2006, including review of the 2006 financial statements.

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. In addition, proposal no. 2 is also subject to the following additional voting requirements:

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting; or

—	the total number of shares voted against the proposal by non-Controlling Shareholders does not exceed one percent of the aggregate voting rights in Allot.

        Only shareholders of record at the close of business on July 16, 2007 are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about July 23, 2007, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on Allot’s website www.allot.com on or about July 23, 2007.

        In accordance with the Israeli Companies Law-1999, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than July 26, 2007.

About Allot Communications Ltd.

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com